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                              March 21, 2022

       Stephen Robertson
       Chief Financial Officer
       Intapp, Inc.
       3101 Park Blvd
       Palo Alto, CA 94306

                                                        Re: Intapp, Inc.
                                                            Form 10-K for the
Year Ended June 30, 2021
                                                            Filed September 15,
2021
                                                            File No. 001-40550

       Dear Mr. Robertson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended June 30, 2021

       General

   1. We note that a majority of your research and development is conducted through your facilities based in
Ukraine and your suppliers    facilities located in Belarus, Ukraine, and
                                                        Russia. If material,
under a Form 8-K, please describe the impact of Russia's invasion of the Ukraine on your
business. In addition to the general impact, please also consider the impact on your supply
chain based in Belarus, Ukraine and Russia, any impact from
                                                        sanctions and export
controls, and whether you will need to evaluate any aspects of your business for
impairment. If the impact is not considered to be material, please tell us why.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Stephen Robertson
Intapp, Inc.
March 21, 2022
Page 2

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361with any questions.



FirstName LastNameStephen Robertson                      Sincerely,
Comapany NameIntapp, Inc.
                                                         Division of
Corporation Finance
March 21, 2022 Page 2                                    Office of Technology
FirstName LastName